7459 South Lima Street
Englewood, Colorado 80112

P 303 824 4000

arrow.com

April 25, 2013

Mr. Brian Cascio
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Arrow Electronics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 001-04482

Dear Mr. Cascio:

Attached please find our response to your correspondence, dated April 22, 2013. As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures. For your convenience, we included your original comment prior to each response.

If any of our responses require further explanation, please do not hesitate to contact me at (631) 847-1872. You may alternatively contact Peter Brown, General Counsel, at (631) 847-5760.

We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

/s/ Paul J. Reilly
Paul J. Reilly
Executive Vice President, Finance and Operations,
and Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 3

1.
We note your response to our prior comment 1 that your "intellectual property does not have a material impact on your business." As you state your intellectual property is limited and does not have a material impact on your business, it is unclear why you have included "intellectual property owned by the company" in your risk factor. Also, while your response describes your operations solely as a distributor, it appears you engage in other value added activities beyond distribution, including "a broad range of services and solutions… including cloud computing, security and networking services." To the extent your intellectual property becomes material to an understanding of your business as a whole, please provide such disclosure. Please revise your future filings accordingly.

Management's Response:

We confirm that to the extent the company's intellectual property becomes material to an understanding of our business as a whole, we will provide the recommended disclosures in future filings.

Competition, page 5

2.
We note your response to our prior comment 2 that you do not believe that any one company or a small number of competitors are dominant in your industry. Please expand your response to tell us why you believe that you do not need to identify Avnet, among others. We note your CFO's statements on March 4, 2013 that "Arrow and Avnet are the clear number one and number two in North America and Europe. And it's difficult for competitors to come in and compete with us."

Management's Response:

Mr. Reilly's remarks on March 4, 2013 related specifically to the electronics components business in North America and Europe which represent approximately 47% of the company's total sales. In order to provide a broader prospective of the overall market that Arrow operates in, the total available market for 2012 worldwide semiconductor sales was $299.9 billion (Gartner, Inc. - April 3, 2013), of which the company's and Avnet's market share each represented less than five percent. As such, the company does not believe that any one company or a small number of competitors are dominant in the industry.

Item 7. Management's Discussion and Analysis, page 22

3.
Please refer to your response to prior comment 3. Please confirm that in future filings you will remove the description of the non-GAAP measures of "pro forma" since these are not amounts prepared in accordance with Article 11 of Regulation S-X.

Management's Response:

We confirm that in future filings the company will remove the description of the non-GAAP measures of "pro forma" when referring to our sales adjusted for the impact of acquisitions.